Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

[redacted]

08002801

RECEIVED

2008 MAY 27 P 2:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 May 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Doc. Re: Annual Report
2. Transaction in Own Shares
3. Total Voting Rights
4. Transaction in Own Shares
5. Holdings in Company
6. Transaction in Own Shares
7. Annual Information Update

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

PROCESSED
MAY 29 2008
THOMSON REUTERS

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RECEIVED

2008 MAY 27 P 2:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Doc re. Annual Report
Released	11:57 15-Apr-08
Number	3685S

RNS Number:3685S
Michael Page International PLC
15 April 2008

2007 Annual Report / Notice of AGM / Proxy Form

Copies of the above documentation have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: 020 7066 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:33 29-Apr-08
Number	3878T

Michael Page INTERNATIONAL

RNS Number:3878T
Michael Page International PLC
29 April 2008

Headline: Transaction in own shares

The Company purchased for cancellation on 29th April 2008 1,000,000 ordinary shares at a price of 285.49 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 322,914,740 ordinary shares with voting rights.

Michael Page International plc's capital consists of 322,914,740 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 322,914,740.

The above figure 322,914,740 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2008 MAY 27 P 2:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:33 29-Apr-08
Number	3878T

Michael Page
INTERNATIONAL

RNS Number:3878T
Michael Page International PLC
29 April 2008

Headline: Transaction in own shares

The Company purchased for cancellation on 29th April 2008 1,000,000 ordinary shares at a price of 285.49 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 322,914,740 ordinary shares with voting rights.

Michael Page International plc's capital consists of 322,914,740 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 322,914,740.

The above figure 322,914,740 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	12:33 30-Apr-08
Number	4564T

2008 MAY 27 P 2:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Michael Page INTERNATIONAL

RNS Number:4564T
Michael Page International PLC
30 April 2008

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 322,914,740 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 322,914,740.

The above figure of 322,914,740 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	16:43 30-Apr-08
Number	5013T

Michael Page
INTERNATIONAL

RNS Number:5013T
Michael Page International PLC
30 April 2008

Headline: Transaction in own shares

The Company purchased for cancellation on 30th April 2008 1,000,000 ordinary shares at a price of 289.18 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 321,914,740 ordinary shares with voting rights.

Michael Page International plc's capital consists of 321,914,740 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 321,914,740.

The above figure 321,914,740 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2008 MAY 27 P 2:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:17 01-May-08
Number	6064T

RNS Number:6064T
Michael Page International PLC
01 May 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Michael Page International plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation:

Wellington Management Company, LLP

4. Full name of shareholder(s) (if different from 3.):

Goldman Sachs International
JP Morgan Chase Nominees Limited
Mellon Nominees (UK) Ltd.
Roy Nominees Limited
State Street Nominees Limited

5. Date of the transaction and date on which the threshold is crossed or reached if different):

30 April 2008

6. Date on which issuer notified:

01 May 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
GB00302323177 Ordinary Shares		

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
		Direct	Indirect	Direct	Indir
GB00302323177 Ordinary Shares	16,203,315		16,203,315		5.03%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
16,203,315	5.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Goldman Sachs International - 1,490,704 shares

JP Morgan Chase Nominees Limited - 2,225,987 shares

Mellon Nominees (UK) Ltd. - 3,282,683 shares

Roy Nominees Limited - 1,039,211 shares

State Street Nominees Limited - 8,164,730 shares

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Robert J. Toner

15. Contact telephone number: (617) 790-7084

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:06 01-May-08
Number	6174T

RNS Number:6174T
Michael Page International PLC
01 May 2008

Headline: Transaction in own shares

The Company purchased for cancellation on 1st May 2008 500,000 ordinary shares at a price of 285.14 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 321,414,740 ordinary shares with voting rights.

Michael Page International plc's capital consists of 321,414,740 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 321,414,740.

The above figure 321,414,740 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Annual Information Update
Released	09:59 02-May-08
Number	6489T

RNS Number:6489T
Michael Page International PLC
02 May 2008

MICHAEL PAGE INTERNATIONAL PLC (the "Company")

Annual Information Update

In accordance with Prospectus Rule 5.2, Michael Page International plc submits its Annual Information Update, following the publication of the 2007 financial statements on (18 April 2007).

The Annual Information Update covers the 12 months up to and including 2 May 2008.

1. RNS announcements

Details of all regulatory headlines can be downloaded from the Market News section of the London Stock Exchange website at www.londonstockexchange.co.uk/marketnews.

Date of publication	Headline Brief	Description
8 May 2007	Director/PDMR Shareholding	Exercise of options and disposal shares for Charles-Henri Dumon
17 May 2007	Transaction in Own shares shares	Purchase and cancellation of 500,
18 May 2007	Transaction in Own shares shares	Purchase and cancellation of 345,
21 May 2007	Transaction in Own shares	Purchase and cancellation of 450, shares
22 May 2007	Transaction in Own shares	Purchase and cancellation of 550, shares
23 May 2007	Result of AGM	Resolutions at the Annual General Meeting
23 May 2007	Directorate Change	Appointment of Ruby McGregor-Smit
23 May 2007	Transaction in Own shares	Purchase and cancellation of 250, shares
24 May 2007	Transaction in Own Shares	Purchase and cancellation of 500, shares
25 May 2007	Transaction in Own Shares	Purchase and cancellation of 300, shares
29 May 2007	Transaction in Own Shares	Purchase and cancellation of 325, shares
30 May 2007	Transaction in Own Shares	Purchase and cancellation of 325, shares
31 May 2007	Total Voting Rights	Transparency Directives transitio

		Provision 6
12 June 2007	Transaction in Own Shares	Purchase and cancellation of 315, shares
13 June 2007	Transaction in Own Shares	Purchase and cancellation of 620, shares
15 June 2007	Blocklisting Interim Review	Blocklisting six monthly review
18 June 2007	Transaction in Own Shares	Purchase and cancellation of 450, shares
19 June 2007	Transaction in Own Shares	Purchase and cancellation of 430, shares
29 June 2007	Total Voting Rights	Transparency Directives transitio Provision 6
2 July 2007	Notice of Trading Update	Notice of Q2 Trading Update
5 July 2007	Q2 Trading update	RE: Q2 and First Half trading upd
31 July 2007	Total Voting Rights	Transparency Directives transitio Provision 6
20 August 2007	Interim Results	RE: Half Year trading update
23 August 2007	Transaction in Own Shares	Purchase and cancellation of 440, shares
24 August 2007	Transaction in Own Shares	Purchase and cancellation of 405, shares
28 August 2007	Transaction in Own Shares	Purchase and cancellation of 154, shares
31 August 2007	Total Voting Rights	Transparency Directives transitio Provision 6
4 September 2007	Transaction in Own Shares	Purchase and cancellation of 250, shares
5 September 2007	Transaction in Own Shares	Purchase and cancellation of 514, shares
6 September 2007	Transaction in Own Shares	Purchase and cancellation of 800, shares
7 September 2007	Transaction in Own Shares	Purchase and cancellation of 600, shares
12 September 2007	Analyst and Investor Briefing	Briefing for analysts and investo
28 September 2007	Total Voting Rights	Transparency Directives transitio Provision 6
2 October 2007	Notice of Q3 Trading Update	Release Q3 2007 trading update an conference call to analysts and i
4 October 2007	Q3 2007 Trading Update	Q3 Trading Update
9 October 2007	Doc re. Interim Report	2007 Interim Report
30 October 2007	Holding(s) in Company	Legal & General 4.08%
30 October 2007	Holding(s) in Company	Standard Life Investments LTD hol
31 October 2007	Total Voting Rights	Transparency Directives transitio Provision 6
5 November 2007	Director/PDMR Shareholding	Purchase of 3,527,337 shares by t Michael Page Employee's Benefit T
22 November 2007	Director/PDMR Shareholding	Steve Ingham, Stephen Puckett and Charles-Henri Dumon purchased 170
29 November 2007	Holding(s) in Company	Standard Life Investments LTD hol
30 November 2007	Total Voting Rights	Transparency Directives transitio Provision 6
12 December 2007	Holding(s) in Company	Standard Life Investments LTD hol
14 December 2007	Blocklisting Interim Review	Blocklisting six monthly return
31 December 2007	Total Voting Rights	Transparency Directive transition Provision 6
2 January 2008	Notice of Results	Notice of Q4 Trading Update
4 January 2008	Holding(s) in Company	Standard Life Investments LTD hol
8 January 2008	Q4 Trading Update 2007	Fourth Quarter Trading and Full Y Gross Profit Update
9 January 2008	Holding(s) in Company	Standard Life Investments Ltd hol

31 January 2008	Total Voting Rights	Transparency Directives transitio Provision
1 February 2008	Holding(s) in Company	Capital Group holding 10.4939%
25 February 2008	Holding(s) in Company	JP MORGAN CHASE & CO holding 4.94
29 February 2008	Total Voting Rights	Transparency Directives transitio Provision 6
29 February 2008	Notice of Results	Notice of 2007 Preliminary Result
4 March 2008	Final Results	RE: 2007 Full Year Results
6 March 2008	Holding(s) in Company	Morgan Stanley & Co holding 5.02%
10 March 2008	Holding(s) in Company	Capital Research & Management Com
10 March 2008	Director/PDMR	Announcement for the MPI Incentiv Shareholding Plan, MPI Annual Bon Scheme for S Ingham, C-H Dumon, S C Duchatellier, G James & A Wayla
11 March 2008	Holding(s) in Company	Capital Research & Management Com Holding 12.839%
11 March 2008	Director/PDMR	Number of Shares sold and transfe Shareholding S Ingham, S Puckett,
12 March 2008	Holding(s) in Company	Capital Research & Management Com Holding 13.299%
13 March 2008	Holding(s) in Company	Morgan Stanley & Co holding 6.37%
20 March 2008	Director/PDMR Shareholding	Exercise of Share Options under t Michael Page Incentive Share Plan Duchatellier
28 March 2008	Holding(s) in Company	Standard Life Investments LTD hol 10.18%
31 March 2008	Total Voting Rights	Transparency Directives transitio Provision 6
31 March 2008	Notice of Results	Notice of Q1 Trading Update
2 April 2008	Holding(s) in Company	Standard Life Investments Ltd hol 11.033%
7 April 2008	Interim management Statement	First Quarter Interim Management Statement.
7 April 2008	Transaction in Own Shares	Purchase and cancellation of 1,00 shares
15 April 2008	Annual Report and 2007 Accounts	Annual Report / Notice of AGM / Proxy Form
29 April 2008	Transaction in Own Shares	Purchase and cancellation of 1,00 shares
30 April 2008	Total Voting Rights	Transparency Directives transitio Provision 6
30 April 2008	Transaction in Own Shares	Purchase and cancellation of 1,00 shares
1 May 2008	Holding(s) in Company	Wellington Management Company, LL Holding 5.03%
1 May 2008	Transaction in Own Shares	Purchase and cancellation of 500, shares

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House at Companies House. Crown Way, Cardiff CF14 3UZ or through Companies House direct at www.direct.companieshouse.gov.uk.

END

Date of publication	Document type	Document Filed
8 May 2007	88(2)R	Return of Allotment of Shares
10 May 2007	122	Cancellation of own shares
31 May 2007	288c	Change of Secretary's particulars
16 June 2007	88(2)R	Return of Allotment of Shares
22 June 2007	88(2)R	Return of Allotment of Shares